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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CORE MOLDING TECHNOLOGIES, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
218683100
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	218683100

1	NAMES OF REPORTING PERSONS
	KPR Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Oklahoma

	5	SOLE VOTING POWER

NUMBER OF		403,715

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		403,715

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	403,715

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.9%

12	TYPE OF REPORTING PERSON

	OO (Limited Liability Company)

CUSIP No.	218683100

1	NAMES OF REPORTING PERSONS
	Boulder Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Oklahoma

	5	SOLE VOTING POWER

NUMBER OF		403,715

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		403,715

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	403,715

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.9%

12	TYPE OF REPORTING PERSON

	OO (Limited Liability Company)

CUSIP No.	218683100

1	NAMES OF REPORTING PERSONS
	Kuldeep Ram

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	India

	5	SOLE VOTING POWER

NUMBER OF		403,715

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		403,715

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	403,715

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.9%

12	TYPE OF REPORTING PERSON

	IN

CUSIP No.	218683100
SCHEDULE 13G
Item 1(a) Name of Issuer.
Core Molding Technologies, Inc. (“Issuer”)
Item 1(b) Address of Issuer’s Principal Executive Offices.
800 Manor Park Drive, Columbus, Ohio 43228
Item 2(a) Name of Person Filing.
This Schedule 13G is jointly filed by KPR Capital Management, LLC (“KPR”), Boulder Capital, LLC (“Boulder”) and Kuldeep Ram (“Ram”) (the “Reporting Persons”). KPR is the investment manager of Boulder and has been granted investment discretion over portfolio investments, including the Common Stock, held by Boulder. Ram is the principal of KPR.
Item 2(b) Address of Principal Business Office, or, if none, Residence.
The principal business address of KPR and Ram is 8403 Honeywood Court, McLean, Virginia 22102. The principal business address of Boulder is 15 East 5th Street, Suite 3200, Tulsa, Oklahoma 74103.
Item 2(c) Citizenship or Place of Organization.
KPR and Boulder are Oklahoma limited liability companies. Ram is a citizen of India.
Item 2(d) Title of Class of Securities.
Common Stock, par value $0.01 per share (“Common Stock”)
Item 2(e) CUSIP Number.
218683100
Item 3 Reporting Person.
Not applicable; the Reporting Persons are filing pursuant to Rule 13d-1(c).
Item 4 Ownership.
(a)	Boulder directly beneficially owns 403,715 shares of Common Stock of the Issuer. KPR, as investment manager of Boulder, and Ram, as the principal of KPR, may also be deemed to beneficially own the shares of Common Stock held by Boulder.
(b)	The Reporting Persons beneficially own 5.9% of the shares of Common Stock outstanding. This percentage is determined by dividing the number of shares of Common stock beneficially held by 6,850,896, the number of shares of Common Stock calculated to be issued and outstanding as of November 11, 2008 as reported in the Issuers Form 10-Q filed November 11, 2008.
(c)	As the principal of KPR, which has been granted investment discretion over the Common Stock held by Boulder, Ram has sole power to direct the vote and disposition of the 403,715 shares of Common Stock held by Boulder.

CUSIP No.	218683100
Item 5 Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6 Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Not applicable.
Item 8 Identification and Classification of Members of the Group.
Not applicable.
Item 9 Notice of Dissolution of Group.
Not applicable.
Item 10 Certification.
By signing below the undersigned certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits    Exhibit 1
Joint Filing Agreement

CUSIP No.	218683100
SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: February 9, 2009.

KPR Capital Management, LLC
By:	/s/ Kuldeep Ram
Kuldeep Ram, Manager
Boulder Capital, LLC
By:	/s/ Kuldeep Ram
Kuldeep Ram, Authorized Person

/s/ Kuldeep Ram
Kuldeep Ram

CUSIP No.	218683100

EXHIBIT INDEX
Exhibit 1   Joint Filing Agreement